Exhibit 99.1

DAQO NEW ENERGY ANNOUNCES THIRD QUARTER 2010 RESULTS

Revenues up 108.5% Year-over-Year to $63.2 million

Net income attributable to shareholders up 207.6% Year-over-Year to $17.7 million

CHONGQING, China, November 16, 2010 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Financial and Operating Highlights

•	Net revenues were $63.2 million, an increase of 20.5% from the second quarter of 2010, and 108.5% year-over-year

•	Net income attributable to Daqo New Energy Corp. shareholders was $17.7 million, an increase of 50.8% from the second quarter of 2010, and 207.6% increase year-over-year.

•	Gross margin was 42.5%, compared to 37.0% in the second quarter of 2010 and 31.6% in the third quarter of 2009

•	Polysilicon shipments were approximately 973 metric tons, or MT, representing an increase of 8.6% from the second quarter of 2010, and a 118.8% increase year-over-year.

•	Diluted earnings per share were $0.13, compared to $0.08 in the second quarter of 2010, and $0.06 in the third quarter of 2009.

“We are very pleased to report our first quarter as a public company with strong operating results,” said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy. “We exceeded our goals through a combination of record shipment volumes, and significant reduction in our cost of production per unit. We continue to see strong demand for high quality polysilicon from our downstream customers within a favorable pricing environment.”

Recent Highlights and Announcements

•	Daqo New Energy Corp. successfully listed its American Depositary Shares, or ADSs on the NYSE under the ticker symbol “DQ” on October 7, 2010

•	Daqo New Energy Corp. receives Excellent Supplier Award 2010 from Yingli Green Energy on November 1, 2010

Third Quarter 2010 Results

Total net revenues

Total net revenues in the third quarter of 2010 were $63.2 million, an increase of 20.5% from the second quarter of 2010 and a 108.5% increase year-over-year. The increase in net revenue was primarily attributable to an increase in revenues generated from sales of polysilicon. The Company sold approximately 973 MT polysilicon and generated revenues of $55.2 million in the third quarter 2010, compared to revenues of $47.0 million for 896 MT polysilicon sold in the second quarter 2010, and revenues of $30.3 million for 445 MT polysilicon sold in the third quarter 2009.

In the third quarter of 2010 the Company also generated $7.4 million and $0.6 million for the sales of modules and wafers, respectively.

Gross profit and margin

Gross profit in the third quarter of 2010 was $26.9 million, compared to $19.4 million in the second quarter of 2010 and $9.6 million in the third quarter of 2009. Gross margin was 42.5% in the third quarter of 2010, compared to 37.0% in the second quarter of 2010 and 31.6% in the third quarter of 2009. The increase in gross margin was primarily due to the reduction of per unit cost for polysilicon production and a higher average selling price in the third quarter of 2010 when compared to the second quarter of 2010.

Operating expenses, income and margin

Total operating expenses in the third quarter of 2010 were $2.9 million, compared to $2.9 million in the second quarter 2010, and $1.5 million in the third quarter 2009.

Operating income in the third quarter of 2010 was $24.0 million, compared to $16.5 million in the second quarter 2010 and $8.1 million in the third quarter 2009. Operating margin was 38.0%, compared to 31.4% in the second quarter 2010 and 26.7% in the third quarter 2009.

Interest expense and income

Interest expense in the third quarter of 2010 was $2.5 million, compared to $2.6 million in the second quarter 2010, and $1.5 million in the third quarter 2009.

Foreign exchange loss

There was a foreign exchange loss of $0.7 million in the third quarter of 2010. This was due to the strengthening of the Renminbi against the U.S. dollar during the third quarter, when the Company held certain deposits in U.S. dollars.

Income tax expense

Income tax expense in the third quarter of 2010 was $3.0 million, compared to $2.1 million in the second quarter of 2010 and $0.9 million in the third quarter of 2009.

Net Income attributable to our shareholders, margin and earnings per share

Net income attributable to Daqo New Energy Corp. shareholders was $17.7 million in the third quarter of 2010, compared to a net income of $11.7 million in the second quarter 2010 and $5.8 million in the third quarter 2009.

Net margin was 28.0% in the third quarter of 2010, compared to 22.4% in the second quarter of 2010 and 19.0% in the third quarter of 2009.

Earnings per ordinary share basic and diluted were $0.13 for the third quarter of 2010, compared to $0.08 for the second quarter 2010 and $0.06 for the third quarter 2009.

Financial Condition

As of September 30, 2010, the Company had $75.2 million in cash and cash equivalents and restricted cash. As of September 30, 2010, the accounts receivable balance was $31.3 million, compared to $51.9 million as of June 30, 2010. Total bank borrowings were $166.7 million, of which $106.9 million were long-term borrowings.

Q4 2010 Outlook

For the fourth quarter of 2010, the Company plans to shut down the polysilicon production facility for approximately two weeks in December for periodical maintenance and capacity enhancement, and expects to ship between 825 MT to 850 MT of polysilicon, and 4 MW to 5 MW of PV modules.

The Company expects its revenue range to be between US$65 million to US$69 million in the fourth quarter of 2010.

Conference Call

The Company will host a conference call at 8:00 p.m. Eastern Standard Time on November 16, 2010, to discuss the results for the quarter ended September 30, 2010. Joining Gongda Yao, Chief Executive Officer of Daqo New Energy, will be Jimmy Lai, Chief Financial Officer and Calvin Lau, Senior Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Daqo New Energy ‘s website at http://www.dqsolar.com . To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-866- 839-8029. International callers should dial +852-2598-7556. The conference passcode for the call is 3920161.

A replay will be until November 30, 2010 on the Company’s website or by dialing +1-866-820-8960. International callers should dial +852-3018-0000. The passcode is 3920161.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will be available shortly after the call on Daqo New Energy’s website for one year.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2010 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations

(US dollars in thousands, except share data)

	For the Three Months Ended
	Sept 30, 2010	Jun 30, 2010	Sept 30, 2009
Revenues	$63,212	$52,481	$30,324
Cost of revenues	(36,321)	(33,073)	(20,745)

Gross profit	26,891	19,408	9,579
Operating income (expenses)
Selling, general and administrative expenses	(2,677)	(2,514)	(2,228)
Research and development expenses	(318)	(483)	(108)
Other operating income (expenses)	131	74	848

Total operating expenses	(2,864)	(2,923)	(1,488)

Income from operations	24,027	16,485	8,091
Interest expense	(2,484)	(2,611)	(1,487)
Foreign exchange loss	(709)	—	—
Interest income	136	34	20

Income before income taxes	20,970	13,908	6,624
Income tax expense	(3,016)	(2,147)	(918)

Net income	17,954	11,761	5,706
Net (loss) income attributable to noncontrolling interest	241	13	(53)
Net income attributable to Daqo New Energy Corp. shareholders	$17,713	$11,748	$5,759
Deemed dividend on Series A convertible redeemable preferred shares	(1,100)	(1,100)	—

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$16,613	$10,648	$5,759

Earnings per ordinary share
Basic	$0.13	$0.08	$0.06

Diluted	$0.13	$0.08	$0.06

Weighted average ordinary shares outstanding
Basic	100,000,000	100,000,000	100,000,000

Diluted	129,714,103	129,714,103	100,000,000

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sept 30, 2010	Jun 30, 2010	Dec 31, 2009
ASSETS:
Current Assets:
Cash and cash equivalents	$73,574	$63,384	$81,414
Restricted cash	1,656	1,999	8,810
Accounts receivable, net	31,344	51,867	16,710
Prepaid expenses and other current assets	3,677	3,176	4,987
Advances to suppliers	4,248	2,271	4,278
Inventories	11,711	7,352	4,717
Amount due from related party	22,651	—	—

Total current assets	148,861	130,049	120,916
Property, plant and equipment, net	377,207	378,483	399,985
Prepaid land use right	6,493	6,441	1,553
Deferred tax assets	1,640	1,439	1,469
Non-current assets	157	—	—

TOTAL ASSETS	$534,358	$516,412	$523,923

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$59,843	$48,972	$43,826
Accounts payable	6,719	5,411	3,494
Advances from customers	36,426	31,789	31,608
Payables for purchases of property, plant and equipment	20,612	24,699	53,224
Accrued expenses and other current liabilities	17,071	15,446	9,848
Income tax payable	7,333	4,223	674

Total current liabilities	148,004	130,540	142,674
Long-term borrowings	106,915	128,534	144,936
Amount due to related party	492	590	218

Total liabilities	255,411	259,664	287,828

Mezzanine equity	58,903	57,802	55,603

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	10	10	10
Additional paid-in capital	1,422	1,034	259
Retained earnings	84,055	67,442	51,610
Accumulated other comprehensive income	3,598	1,496	617

Total Daqo New Energy Corp.’s shareholders’ equity	89,085	69,982	52,496
Noncontrolling interest	130,959	128,964	127,996

Total equity	220,044	198,946	180,492

TOTAL LIABILITIES & EQUITY	$534,358	$516,412	$523,923

For further information, please contact:

Daqo New Energy Corp.

Calvin Lau, Investor Relations

Phone: +86-23-6486-6573

Email: Calvin.Lau@daqo.com

SOURCE: Daqo New Energy Corp.